

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 2, 2017

Mr. William E. Matthews, V
Chief Financial Officer and Vice Chairman of the Board
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, Alabama 35209

     Re: National Commerce Corporation
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed March 10, 2017
            File No. 001-36878

Dear Mr. Matthews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 43

1. We note the disclosure of the non-GAAP measure "Adjusted Allowance for Loan Losses/Non-acquired Loans held for investment." We also note you eliminated the allowance for loans losses attributable to CBI. Tell us how you considered whether the non-GAAP measure uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John Nolan
Senior Assistant Chief Accountant
Office of Financial Services